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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                     ---------------------------
                                                                October 31, 2003
                                                     ---------------------------
                                                            Notice of Correction

                              HANARO TELECOM, INC.

1. Subject of filing : Resolution on New Share Issuance
2. Date of relevant filing : August 29, 2003
3. Reason for correction : Change in the date of closing of the new share issuance
4. Details of correction

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               Subject of Correction                           Before                                 After
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
10. Closing Date                                          October 31, 2003                      November 20, 2003
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20. Others                                       1. The proposed issuance hereto is       1. - 10. Same
                                                 conditional on the approval to be
                                                 obtained at the Extraordinary
                                                 Meeting of Shareholders scheduled
                                                 tentatively for October 21, 2003.

                                                 to                                       11. The deal is expected to be
                                                                                          completed by the Closing Date.

                                                 10. The names of subscription
                                                 companies have not yet been
                                                 confirmed. The Company will make
                                                 a timely disclosure as the parties to
                                                 the proposed private placement
                                                 hereto are confirmed.
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